Exhibit 99.2

1Q23

Semantix, Inc.

Unaudited interim condensed consolidated financial statements

Semantix®
All about data

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Financial Position As of March 31, 2023 and December 31, 2022 (In thousands of Brazilian Reais, unless otherwise stated)

	Notes	March 31, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	4	231,765	338,020
Trade receivables	5	49,058	43,675
Contract assets	5	86,751	95,871
Tax receivables		14,958	11,317
Prepaid expenses and other assets		21,622	30,286
Total current assets		404,154	519,169
Deferred tax asset	6	23,756	22,488
Other assets		4,749	4,774
Property and equipment, net		3,293	3,474
Right of use asset		1,954	2,106
Intangible assets, net	7	158,510	150,530
Total non-current assets		192,262	183,372
Total assets		596,416	702,541

LIABILITIES
Current liabilities
Loans and borrowings	8	29,686	31,001
Trade and other payables	5	91,391	106,023
Contract liabilities	9	1,399	1,672
Lease liabilities		1,450	1,292
Deferred consideration, contingent liabilities and others	9	5,699	26,669
Taxes payable		10,464	14,733
Total current liabilities		140,089	181,390
Loans and borrowings	8	40,603	47,670
Lease liabilities		806	1,141
Derivatives financial instruments	10	15,737	6,412
Deferred consideration, contingent liabilities and others	9	39,401	35,574
Deferred income tax	6	7,648	8,929
Total non-current liabilities		104,195	99,726
Total liabilities		244,284	281,116

Net assets		352,132	421,425

EQUITY
Share capital	11	425	425
Additional paid in capital	11	872,771	872,771
Treasury shares	11 (b)	(22,651)	(508)
Capital reserves	11	21,157	20,300
Other comprehensive loss	11 (c)	(7,004)	(6,840)
Accumulated loss		(516,493)	(468,869)
		348,205	417,279
Non-controlling interests		3,927	4,146
Total equity		352,132	421,425
The above unaudited interim condensed consolidated statement of financial position should be read in conjunction with the accompanying notes.

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Profit or Loss For the three month periods ended March 31,2023 and 2022 (In thousands of Brazilian Reais, except earnings per share)

		Three month periods ended March 31,
	Notes	2023	2022
Revenues	13	39,679	39,434
Cost of sales	14	(22,805)	(26,726)
Gross profit		16,874	12,708

Operating expenses
Sales and marketing expenses	14	(14,252)	(9,252)
General and administrative expenses	14	(36,192)	(22,305)
Research and development	14	(12,696)	(7,278)
Other expenses	14	—	(17,463)
Operating loss		(46,266)	(43,590)

Financial income	15	10,363	4,295
Financial expenses	15	(14,461)	(6,493)
Net financial results		(4,098)	(2,198)

Loss before income tax		(50,364)	(45,788)
Income tax	6	2,549	1,902
Loss for the period		(47,815)	(43,886)

Net loss attributed to:
Controlling interest		(47,624)	(43,824)
Non-controlling interest		(191)	(62)
		(47,815)	(43,886)
Loss per share:
Basic and diluted losses per share (R$) (restated note 2.7)	18	(0.60)	(0.71)

The above unaudited interim condensed consolidated statement of profit or loss should be read in conjunction with the accompanying notes.

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Other Comprehensive Income or Loss

For the three month periods ended March 31, 2023 and 2022
(In thousands of Brazilian Reais, except earnings per share)

		Three month periods ended March 31,
	Notes	2023	2022
Loss for the period		(47,815)	(43,886)
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Foreign currency translation differences		719	1,935
Loss - Hedge activities	16	(883)	—
Total comprehensive loss for the period		(47,979)	(41,951)

Comprehensive loss attributed to:
Controlling interest		(47,788)	(41,765)
Non-controlling interest		(191)	(186)
The above unaudited interim condensed consolidated statement of other comprehensive income or loss should be read in conjunction with the accompanying notes.

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Changes in Equity For the three month periods ended March 31, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

					Attributable to the owner of the Company
	Notes	Share capital	Additional Paid-in Capital	Treasury Shares	Capital reserves	Loss -Hedge activities	Foreign currency translation reserve	Accumulated loss	Total	Non-controlling interest	Total Equity

Balance as of December 31, 2021		55,818	—	—	15,999	—	(1,022)	(140,477)	(69,682)	5,787	(63,895)
Loss for the period		—	—	—	—	—	—	(43,824)	(43,824)	(62)	(43,886)
Foreign currency translation differences		—	—	—	—	—	1,935	—	1,935	—	1,935
Total comprehensive income (loss) for the period		—	—	—	—	—	1,935	(43,824)	(41,889)	(62)	(41,951)
Transactions with owners of the Group:
Stock option plan		—	—	—	1,235	—	—	—	1,235	—	1,235
Acquisition of non-controlling interest		—	—	—	—	—	—	—	—	(119)	(119)
Balance as of March 31, 2022		55,818	—	—	17,234	—	913	(184,301)	(110,336)	5,606	(104,730)

Balance as of December 31, 2022		425	872,771	(508)	20,300	(3,341)	(3,499)	(468,869)	417,279	4,146	421,425
Loss for the period		—	—	—	—	—	—	(47,624)	(47,624)	(191)	(47,815)
Foreign currency translation differences		—	—	—	—	—	719	—	719	—	719
Hedging activities losses		—	—	—	—	(883)	—	—	(883)	—	(883)
Total comprehensive income (loss) for the period		—	—	—	—	(883)	719	(47,624)	(47,788)	(191)	(47,979)
Transactions with owners of the Group:
Transaction with non-controlling interest- Tradimus		—	—	—	—	—	—	—	—	(28)	(28)
Stock option plan	12	—	—	—	857	—	—	—	857	—	857
Treasury shares	11	—	—	(22,143)	—	—	—	—	(22,143)	—	(22,143)
Balance as of March 31, 2023		425	872,771	(22,651)	21,157	(4,224)	(2,780)	(516,493)	348,205	3,927	352,132

Semantix, Inc.
Unaudited Interim Condensed Consolidated Statement of Cash Flows For the three month periods ended March 31, 2023 and 2022 (In thousands of Brazilian Reais, unless otherwise stated)

		Three month periods ended March 31,
	Notes	2023	2022
Cash flows from operating activities
Loss for the period		(47,815)	(43,886)
Adjustments for:
Depreciation and amortization	14	7,970	3,711
Deferred income tax	6	(2,549)	(2,062)
Onerous contract	14	—	(1,174)
Fair value adjustment of derivatives financial instruments	17	8,738	—
Stock option plan	12	857	1,235
Trade and other receivables expected loss	5	1,294	685
Accounts receivable write-off	5	(238)	(355)
Provision for contingencies		1,517	(3,856)
Interest accrued		2,761	5,257

Adjusted loss for the period		(27,465)	(40,445)
Change in operating assets and liabilities
Trade and other receivables	5	2,681	(7,748)
Tax receivables		(3,641)	510
Prepaid expenses and other assets		3,669	(3,583)
Account payables and accrued expenses		(14,928)	1,334
Taxes payable		(4,269)	(321)
Deferred consideration, contingent liabilities and others	9	(22,871)	1,319

Cash used in operations		(66,824)	(48,934)
Interest paid		(976)	(2,341)
Net cash outflow from operating activities		(67,800)	(51,275)

Cash flows from investment activities
Purchase and development of intangible assets	7	(9,476)	(7,351)
Acquisition of subsidiaries net of cash acquired	3	(1,988)	—
Acquisitions of property and equipment		(55)	(164)
Net cash outflow from investment activities		(11,519)	(7,515)

Cash flows from financing activities
Loans obtained	8	—	82,015
Transactions with non-controlling interests		(28)	—
Proceeds from non-controlling interest		5,018	—
Payment of loans	8	(10,109)	(10,800)
Purchase of treasury shares	11	(22,143)	—
Lease payments		(393)	(341)
Net cash inflow (outflow) from financing activities		(27,655)	70,874

Increase (decrease) in cash and cash equivalents		(106,974)	12,084
Cash and cash equivalents at the beginning of the period	4	338,020	52,149
Cash and cash equivalents at the end of the period	4	231,765	66,168
Net foreign exchange difference		719	1,935
Increase (decrease) in cash and cash equivalents		(106,974)	12,084

Supplemental non-cash flow information

Remeasurement of lease agreement		157	—
Unpaid amount related to business combination	9	2,032	—
Other receivables related to the sale of non-controlling interest		5,018	—

The above unaudited interim condensed consolidated statement of cash flows should be read in conjunction with the accompanying notes.

Semantix, Inc.
Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)

Note 1. General Information
Semantix, Inc. (the "Company" or "Semantix") is a Cayman Island exempted limited liability company, incorporated on November 8, 2021. The registered office of the Company is PO Box 309, Ugland House, Grand Cayman, KYI-1104, Cayman Islands. The Company's principal executive office is located in the city of São Paulo, Brazil. The Company is a holding company controlled mostly by a group of individuals, which hold collectively 77.6% of the outstanding shares.
The Company and its subsidiaries (jointly, the "Group") are engaged in the provision of big data, data analytics and artificial intelligence, developing disruptive solutions and platforms as a one-stop-shop for data driven solutions. The Group provides software as a service ("SaaS") and platform as a service ("PaaS") as its core business, with a focus on providing complete solutions in data integration, data engineering, analytics, data sharing and governance, and artificial intelligence and machine learning tools to assist with automation.

Corporate reorganization and transaction with Alpha Capital
On August 2, 2022, the Group carried out a capital reorganization transaction (referred to as the “SPAC merger”) in order to prepare the structure for the transaction with Alpha Capital Acquisition Company ("Alpha"), a special purpose acquisition company. The original capital contributed by the shareholders of Semantix Tecnologia da Informação S.A ("Semantix Tecnologia") was contributed to the Company, resulting in those shareholders obtaining a direct interest in the Company. In additional, as part of this corporate reorganization, Semantix became the controlling shareholder of Semantix AI Ltd. ("Semantix AI") which directly controls Semantix Tecnologia and the other operating companies of the Group.
On August 4, 2022, Semantix became a publicly traded company through the merger with Alpha. On the date, Semantix’s ordinary shares and warrants began trading on the Nasdaq Global Market under the ticker symbols “STIX” and “STIXW”, respectively. The shares offered were registered under the Securities Act of 1934, as amended, pursuant to the Company's Registration Statement on Form F-4 (Registration No. 333-262552), which was declared effective by the Securities and Exchange Commission on July 11, 2022. After the effectiveness of the Registration Statement, the corporate reorganization and subsequently approval of the transaction with Alpha could be made.
The originally presented unaudited interim condensed consolidated financial statements for the period ended March 31, 2023 and 2022 were approved by the Board of Directors on May 5, 2023. These financial statements replace those originally presented unaudited interim condensed consolidated financial statements and were approved by the Board of Directors on May 19, 2023.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 2. Basis of preparation and changes to the Group's accounting policies
2.1. Basis of preparation
The unaudited interim condensed consolidated statements of financial position as of March 31, 2023 and December 31, 2022; the unaudited interim condensed consolidated statements of profit or loss and comprehensive income, the changes in equity and the cash flows for three month periods ended March 31, 2023 and 2022 (“the financial statements”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”).
The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in an annual consolidated financial statement. Accordingly, this report is to be read in conjunction with the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022. Additionally, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual consolidated financial statements.
The accounting policies adopted are consistent with those of the previous financial year and interim reporting periods.
The unaudited interim condensed consolidated financial statements have been prepared on a historical cost basis, except for financial instruments that have been measured at fair value.
2.2. New standards, interpretations and amendments adopted by the Group
Certain new accounting standards and interpretations have been published that are not mandatory for the March 31, 2023 reporting periods and have not been early adopted by the Group. The Group is still in the process of analyzing the complete impact of such new standards for future periods.
2.3. Basis of consolidation
There were no changes since December 31, 2022 in the accounting practices adopted for consolidation of the Company’s direct and indirect interests in its subsidiaries for the purposes of these unaudited interim condensed consolidated financial statements, except for the following items:

	Place of Business/Country of Incorporation	Group’s interest (i)		Principal Activities
		March 31, 2023	December 31, 2022
		%	%
Indirectly controlled
Semantix, US Holding, Inc (ii)	United States	100.0	—	Holding company and SaaS and PaaS provider
Elemeno Inc. (iii)	United States	100.0	—	SaaS and PaaS provider
(i) Represents the Group’s interest in total capital and voting capital of its subsidiaries.
(ii) New subsidiaries that commenced operations during the three month periods ended of March 31, 2023.
(iii) New subsidiary acquired. See further details in note 3.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
2.4. Segment reporting
In reviewing the operational performance of the Group and allocating resources purposes, the Chief Operating Decision Maker ("CODM") of the Group, who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews the consolidated results as a whole. The CODM considers the whole Group a single operating and reportable segment, when monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a consolidated basis for all subsidiaries and business lines. Disaggregated information is only reviewed at the revenue level (Note 13), with no corresponding detail at any margin or profitability levels.
The Group’s revenue, profit or loss, and assets and liabilities for this one reportable segment can be determined by reference to the consolidated financial statements.
See Note 13 for a breakdown of Group's non-current assets and revenue by geographic area.
2.5. Functional and reporting currency
Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The functional currency of Semantix is US Dollar (“USD” or “$”). The unaudited interim condensed consolidated financial statements are presented in Brazilian Reais (“BRL” or “R$”), as the Group understands that financial statements presented in BRL brings more relevant information to its stakeholders when evaluating the Group’s operation performance. All amounts are rounded to the nearest thousands, except when otherwise indicated.
2.6. Critical estimates and accounting judgments
Management has made judgments and estimates that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates. Accounting estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are recognized prospectively.
In preparing these unaudited interim condensed consolidated financial statements, the significant judgments and estimates made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that are set at the consolidated financial statements as of and for the year ended December 31, 2022.
2.7. Restatement of previous financial statements
Earnings (Loss) per share
The Company’s earnings (loss) per share amounts for the three-month periods ended of March 31, 2023 and 2022, as disclosed in note 18, have been restated to correct (i) an error in the weighted average number of shares used in the denominator for the period ended March 31, 2023 directly related to the amount of treasury shares owned by the Company and (ii) mathematical mistakes in the calculation of earnings per share for the period ended March 31, 2022. Due to this fact, the number of treasury shares as of March 31, 2023 disclosed in note 11 have been restated. In addition, the unaudited interim condensed consolidated financial statements were revised to include the number of total shares outstanding as of March 31, 2023 in note 11 of 79,099,587 ordinary shares and to exclude the total amount in U.S. dollars paid for repurchased ordinary shares according to its stock repurchase plan, as well as the average price and the price range paid for such repurchased ordinary shares previously included in note 11, which Management concludes is not relevant information to be disclosed in the present period.
The errors above have no impact on the balance sheet, statement of changes in equity, statement of profit or loss (except for the basic and diluted losses per share disclosed therein), statement of comprehensive income or loss and statements of cash flows.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The previously issued and revised calculation related to earnings (loss) per share, the previously issued and revised total shares held in treasury as of March 31, 2023 and the remaining changes made to the unaudited interim condensed consolidated financial statements are presented below:
a) Earnings (loss) per share

			March 31, 2023
	(As previously presented)	Adjustment	(Restated)
Earnings per share in R$	(0.69)	(0.09)	(0.60)

			March 31, 2022
	(As previously presented)	Adjustment	(Restated)
Earnings per share in R$	(0.64)	0.07	(0.71)
b) Capital reserve and stock repurchase plan
As of March 31, 2023, the Company held 746,822 (restated to 1,392,474) shares in treasury, for which the Company paid a total amount of R$22,143 for quarter repurchase shares.
Note 3. Business combinations
Acquisiton of Elemeno
On January 4, 2023, Semantix entered into an agreement, through its for the acquisition of 100% of total share capital of Elemeno Inc. (“Elemeno”), a US-based, cloud-managed, machine learning operations (MLOps) platform provider focused on helping businesses leverage the benefits of artificial intelligence. Elemeno specifically aims to automate the development, deployment, and management of machine learning (ML) software with an easy-to-use interface and, in so doing, accelerate artificial intelligence adoption for businesses and organizations. Semantix expects the acquisition of Elemeno to complement and enhance its flagship proprietary platform, the Semantix Data Platform (SDP), and specifically strengthen SDP’s MLOps suite. The transaction was structured as a merger of a Semantix subsidiary with Elemeno, with the surviving company becoming a subsidiary of Semantix. On February 21, 2023, the acquisition was consummated.
The acquisition of Elemeno is recently completed and the allocation of the purchase price to acquire assets, including goodwill, and assumed liabilities is still preliminary pending receipt of the final fair value valuations of the acquired assets and assumed liabilities as of the closing date of the transaction.
These acquisition is not considered material for Semantix unaudited interim consolidated financial statements. The preliminary purchase price were mostly allocated to goodwill, representing the value of expected synergies arising from the acquisition.
For the concluded acquisition, the total consideration paid is R$4,020,being: i) R$1,988 paid in cash and ii) R$2,032 payable in annual installments from 2024 to 2026.
The results of these operations of the businesses acquired for periods prior to acquisition dates, individually and in the aggregate, were not material to the Company´s unaudited interim consolidated statements of profit or loss. Therefore, the unaudited interim consolidated financial statements do not include this information.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 4. Cash and cash equivalents

	March 31, 2023	December 31, 2022
Cash and bank accounts	10,464	60,278
Short-term investments	221,301	277,742
	231,765	338,020
Financial investments have immediate convertibility characteristics in a known amount of cash and are not subject to risk of significant change in value, being recorded by the increased cost values of income earned up to the statement of financial position dates, which do not exceed their market or realization value.
Note 5. Trade receivables and other payables
a) Trade and other receivables and contract assets
Trade receivables and contract assets are as follows:

	March 31, 2023	December 31, 2022
Trade receivables	74,444	68,040
Contract assets (a)	86,751	95,871
Expected credit loss (b)	(25,386)	(24,365)
	135,809	139,546
(a)Amounts to be received for unbilled work during the year ended March 31, 2023 and December 31, 2022.
(b)The loss allowance was calculated based on the provision matrix calculated by the Group related historical loss experienced on its trade receivables. The Group further added qualitative management overlays to arrive at management’s best estimate.
The movement for the expected credit loss balance is as follows:

Opening balance as of January 1, 2023	(24,365)
Additions, net	(1,294)
Foreign exchange rate	35
Write-off	238
Closing balance as of March 31, 2023	(25,386)
The trade receivables by aging are distributed as follows:

	March 31, 2023	December 31, 2022
Current	61,220	54,112
Overdue between:
From 1 to 30 days	3,576	11,680
From 31 to 60 days	6,802	2,216
More than 61 days	2,846	32
	74,444	68,040

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
b) Trade and other payables
The breakdown of trade and other payables is as follows:

	March 31, 2023	December 31, 2022
Suppliers	62,091	74,621
Labor and social obligations	29,279	31,379
Other accounts payables	21	23
	91,391	106,023

Current	91,391	106,023
Note 6. Income tax
a)Reconciliation of income tax expense and social contribution

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the period ended March 31:

	March 31, 2023	March 31, 2022
Loss before income tax	(50,364)	(45,788)

Income tax at the nominal Brazilian tax rate - 34%	17,124	15,568

Tax paid on profits of overseas subsidiaries	(846)	198
Deferred tax not recognized (b)	(17,781)	(15,585)
Effects from entities taxed at different taxation regimes (a)	6,001	2,877
Share-based payment	292	123
Expected credit losses	276	—
Contingency	(3,578)	956
Others	1,061	(2,235)
Total adjustments	(14,575)	(13,666)
Effective tax rate- %	5.1%	4.2%

Income tax as reported	2,549	1,902

Current income tax	—	(36)
Deferred income tax	2,549	1,938

(a) Certain eligible subsidiaries adopted the Presumed Profit Method (“PPM”) tax regime and the effect of the presumed profit of subsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsidiaries. Additionally, some entities adopt different taxation regimes according to the applicable rules in their jurisdictions.
The tax expense was determined based on the Brazilian corporate income tax (CIT) rate considering that, currently, the main operation is in Brazil. This table reconciles the expected income tax expense, computed by applying the combined Brazilian tax rate of 34%, to the actual income tax expense.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
b) Unrecognized deferred taxes
Unrecognized deferred tax assets correspond to the tax benefit related to future utilization of net operating losses of the Group. In that case, the deferred tax asset was not recognized due to the lack of expectation of utilization of such net operating losses in the foreseeable future. The net operating loss not recognized for the Brazilian entities are in the amount of R$ 52.297 (March 31, 2022 - R$45.838).
c)    Deferred tax assets

	Balance as of January 1, 2023	Recognized in profit or loss	Balance as of March 31, 2023
Bonus provision	3,367	1,502	4,869
Contingency	8,387	—	8,387
Right of use asset	1,710	119	1,829
Impairment of trade receivables	4,407	(735)	3,672
Share-based payment	4,618	382	5,000
Deferred tax assets	22,488	1,268	23,756
d)    Deferred tax liabilities

	Balance as of January 1, 2023	Recognized in profit or loss	Balance as of March 31, 2023
Effect of changes in foreign exchange rates	(155)	(191)	(346)
Net gain or loss on hedge instruments	(1,581)	1,436	(145)
Identifiable assets acquired	(7,193)	36	(7,157)
Total	(8,929)	1,281	(7,648)
Note 7. Intangible assets, net
Details of intangible assets and changes in the Group's intangible assets balances are presented below:

	Goodwill	Software	Brands	Contract with customers	Development costs	Total
As of December 31, 2022	73,596	8,902	8,340	8,308	51,384	150,530
Additions	—	2,075	—	—	7,901	9,976
Business combination (Note 3)	5,430	—	—	—	—	5,430
Amortization	—	(511)	(74)	(271)	(6,570)	(7,426)
As of March 31, 2023	79,026	10,466	8,266	8,037	52,715	158,510
(i) On March 28, 2023, the Company acquired certain group of assets which includes the software of ATSaúde as part of the company’s strategic plan to expand its offerings and presence in Healthcare & Life Science industry in Brazil. The acquisition is recognized at cost.
There were no events or changes in circumstances that indicate that the carrying amount of intangible assets with finite useful life may not be recoverable and therefore no impairment charges were recorded for the three-month periods ended March 31, 2023.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 8. Loans and borrowings
Loans and financing operations are summarized as follows:

Liabilities	Interest rate	Currency	Maturity	March 31, 2023	December 31, 2022
Itaú Unibanco S.A. – Nassau Branch (i)	12.28% per annum	EUR	2025	10,902	12,061
Banco BMG S.A. (ii)	CDI + 6.32% per annum	Brazil	2023	1,580	3,130
Itaú Unibanco S.A. (iii)	12.15% per annum	Brazil	2025	394	433
Banco Santander S.A. (iv)	5,98% per annum	Brazil	2024	22,266	25,000
Itaú Unibanco S.A. – Nassau Branch (v)	3,05% per annum	USD	2026	8,107	8,921
Banco Bradesco S.A. (vi)	14,77% per annum	Brazil	2026	27,040	29,126
Total				70,289	78,671

Current				29,686	31,001
Non-current				40,603	47,670
The following table shows the changes in loans and borrowings during the year:

Opening balance at January 1, 2023	78,671

Payment of loans	(10,109)
Interest paid	(976)
Accrued interest	2,703

Closing balance at March 31, 2023	70,289
(i) Loan agreement with Itaú Unibanco S.A. – Nassau Branch with maturity on May 28, 2025. The principal and accrued interest are paid quarterly.
(ii) Loan agreement with Banco BMG S.A with maturity on June 19, 2023, payable in monthly installments.
(iii) Loan agreement with Itaú Unibanco S.A with maturity on may 20, 2025, payable in monthly installments.
(iv) Loan agreement with Banco Santander (Brasil) S.A with maturity on December 30, 2024, payable in monthly installments.
(v) Loan agreement with Itaú Unibanco S.A. – Nassau Branch with maturity on February 18, 2026. The principal and accrued interest are paid quarterly.
(vi) Loan agreement with Banco Bradesco SA with maturity on March 4, 2026, payable in 48 monthly installments.

Certain loans and borrowings are subject to financial covenants, which have certain performance conditions. Details of the compliance of the Group's financial covenants are set out in note 17.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 9. Deferred consideration, contingent liabilities and others
The breakdown of deferred consideration, contingent liabilities and others are as follows:

	March 31, 2023	December 31, 2022
Accounts payable from acquisition of subsidiaries (i)	9,507	29,814
Contingent liabilities (ii)	26,184	24,667
Contract liabilities	1,399	1,672
Contingent consideration (iii)	6,748	3,248
Other liabilities	2,661	4,514
	46,499	63,915

Current	7,098	28,341
Non-current	39,401	35,574

(i)     The reduction is primarily related to the payment of R$22,500 related the business combination of Zetta.
(ii)     The Group has contingent liabilities related to social security issues resulting from the normal course of the business. The recognized provision reflects the Management’s best estimate of the most likely outcome. The Group understands that the provision recognized is enough to cover the probable losses and Management evaluates and updates the amount on a periodic basis, as needed. There is no contingency classified as possible by the Group.
(iii) Contractual contingent consideration mostly associated to the acquisition of Zetta which includes arrangements requiring continued employment in a total amount of R$3,500.
Note 10. Derivatives and hedge activities
The Group is exposed to certain risks relating to its ongoing business operations. The primary risks managed using derivatives instruments are foreign currency risk. The Group’s risk management strategy and how it is applied to manage risk. Therefore, the derivative financial instruments are not speculative. See below the composition of the derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value, maturity date and index.

	March 31, 2023	December 31, 2022
Non-current liabilities
Interest rate swaps - cash flow hedges
Itaú Unibanco S.A. EUR	2,964	2,554
Itaú Unibanco S.A. USD	1,486	972
Derivative warrants liabilities	11,287	2,886
Total non-current derivative financial instrument liabilities	15,737	6,412
The following amounts were recognized in profit or loss in relation to derivatives:

	March 31, 2023	March 31, 2022
Loss on derivative financial instruments	(8,738)	—
a) Derivative warrant liability
As part of the SPAC merger, each issued and outstanding warrant to purchase Alpha class A ordinary shares was converted into the right to purchase one Semantix ordinary share at an exercise price of $11.50 per share (“Semantix Warrants”), subject to the same terms and conditions existing prior to such conversion. These warrants are considered financial instruments (derivatives) and are recorded at fair value through profit or loss.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Upon the completion of the SPAC merger, there are 18,499,984 Semantix Warrants outstanding, of which 11,499,984 are public warrants (“Public Warrants”) listed on NASDAQ and 7,000,000 are private placement warrants held by certain former Alpha shareholders ("Private Placement Warrants").
Public Warrants
The Public Warrants became exercisable on September 2, 2022 and will expire on the earlier of August 3, 2027 or upon redemption or liquidation, in accordance with their terms. The fair value of the Public Warrants was determined using the market trading price as of March 31, 2023, which was U$S 0.1201 per share.
Private Placement Warrants
The Private Placement Warrants are identical to the Public Warrants in all material respects, except that the Private Placement Warrants, so long as they are held by certain former Alpha shareholders or its permitted transferees:
(i)will not be redeemable by the Company,
(ii)may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until September 2, 2022,
(iii)may be exercised by the holders on a cashless basis, and
(iv)will be entitled to registration rights.
The fair value of Private Placement Warrants was determined using the market trading price as at March 31, 2023, which was US$ 0.1201 per share. The fair value calculation methodology was determined to be the same as the Public Warrants as both financial instruments have the same material rights and characteristics (i.e., both give the right to purchase one Semantix ordinary share for the same price with the same exercisable period).
The Group has recognized the following warrant obligations:

	Public Warrants	Private Placement Warrants	Total
Balance at December 31, 2022	1,794	1,092	2,886
Change in fair value	5,223	3,179	8,402
Balance at March 31, 2023	7,017	4,271	11,287
b) Derivatives designated as hedging instruments
Cash flow hedges - Foreign currency risk
During 2021 and 2022, the Group entered into loans denominated in foreign currency and in order to protect against the risk of change in the foreign exchange rates entered into derivative financial instruments (swap and non-deliverable forward "NDF") with Itau and Citibank (see note 8) that was elected as hedging instruments.
The cash flow hedge strategies of the Group consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
The effects of hedge accounting on the financial position and performance of the Group are presented below:

					March 31, 2023
	Hedge item			Hedge instrument
	Book value		Variation in value recognized in income		Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities		Notional value
Strategies
Interest rate and foreign exchange risk
Swap-NDF	—	19,010	2,000	27,188	(4,449)
Total	—	19,010	2,000	27,188	(4,449)
As of March 31, 2023, there was no ineffectiveness in relation to the cash flow hedge.
The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
Change in fair value of hedging instrument recognized in OCI	883
Closing balance as of March 31, 2023	883

					December 31, 2022
	Hedge item			Hedge instrument
	Book value		Variation in value recognized in income		Variation in the amounts used to calculate hedge ineffectiveness
	Assets	Liabilities		Notional value
Strategies
Interest rate and foreign exchange risk
Swap-NDF	—	21,010	1,507	27,188	(2,831)
Total	—	21,010	1,507	27,188	(2,831)
As of December 31, 2022, there was no ineffectiveness in relation to the cash flow hedge
The Group’s hedging reserves relate to the following hedging instruments:

Cost of Hedging reserve
Change in fair value of hedging instrument recognized in OCI	3,341
Closing balance as of December 31, 2022	3,341

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 11. Equity
a) Share capital and additional paid in capital
The Company is incorporated with limited liability in the Cayman Islands. The Company’s affairs are governed by Articles and the Companies Act.
On August 3, 2022, Semantix and Alpha consummated a capital reorganization transaction (referred to as the “SPAC merger”), pursuant to which (i) Semantix Tecnologia became a wholly owned, indirect subsidiary of Semantix, (ii) Semantix Tecnologia’s shareholders became shareholders of Semantix at a pre-determined exchange ratio of 1 : 37.747 (the "Exchange Ratio"), and (iii) Alpha’s shareholders became shareholders of Semantix in exchange for the net assets of Alpha. The net assets of Alpha primarily consisted of cash and marketable securities held in a trust account and certain public and private warrants. The SPAC merger was approved at an extraordinary general meeting of Semantix Tecnologia and Alpha’s shareholders on August 2, 2022.
The authorized share capital is US$287,500 consisting of 287,500,000 Ordinary Shares, par value US$0.001 per Ordinary Share. As of March 31, 2023, there were 80,492,061 Ordinary shares issued and 79,099,587 outstanding.
b) Capital reserve and stock repurchase plan
The Group operates equity-settled stock option plan that are designed to provide long-term incentives for selected directors and employees to deliver long-term shareholder returns. Refer to note 12 for more details.
On November 22, 2022, the Board of Directors approved a Stock Repurchase Plan. Under the plan, Semantix, Inc. may repurchase up to US$5 million of ordinary shares of the Company over period of one year. On March 29, 2023, the Board of Directors has authorized an increase in the Company’s existing stock repurchase plan approved by the Board in November 2022 from up to US$5 million to a total of up to US$10 million.
As of March 31, 2023, the Company held 1,392,474 (restated) shares in treasury. The Company paid a total amount of R$22,143 for quarter repurchase shares.
The number of shares held in treasury reported for the period has been restated to correct an error. Detailed information about this and other adjustments can be found in note 2.7.
c) Other comprehensive income
Other comprehensive income is comprised of changes in the fair value of financial derivatives assets and financial derivatives liabilities at fair value through other comprehensive income, while these financial derivatives are not realized. Also includes gains (losses) on foreign exchange variation of investees located abroad.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 12. Share-based plan
During the three-month period ended on March 31, 2023, the Group have no granted of options related to the stock option plan establish before the corporate reorganization.
The expense related to the stock option plan for the year ended March 31, 2023 was R$857 (March 31, 2022—R$1,234) with its corresponding entry to shareholders’ equity.
Set out below are summaries of options granted under the plan:

	Number of Options (thousand)	Weighted average exercise price
At December 31, 2021	25	93.26
Forfeited(i)	(10)	186.92
Exercised(ii)	(5)	54.57
At December 31, 2022	10	25.19
Forfeited(i)	—	—
At March 31, 2023	10	25.19
(i)    This represents options held by participants who left the Group and did not exercise the options already vested, and with no future right to exercise.

As of March 31, 2023 and December 31, 2022 there were 14,300 options granted of which 6,760 options were vested and 7,540 options were unvested.
As of March 31, 2023, there was R$5,916 (December 31, 2022 - R$6,774), of remaining unrecognized compensation cost related to unvested stock options to the Group’s employees. This cost will be recognized over an estimated remaining graded period of 3 years. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures.
The establishment of the long-term incentive plan was approved by the Board of Director’s meeting on August 3, 2022 and the first grant of RSUs (restricted unit shares) and stock options. RSUs are awarded at no cost to the recipient upon their grant. Stock options have generally been granted with an exercise price equal to the value defined by the Board of Director’s on the grant date.
Under the plan, participants are granted options which only vest if certain performance standards are met. Participation in the plan is at the board’s discretion, and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 13. Revenues
a)Disaggregation of revenue from contracts with customers
The Group revenue derives mostly from the resale of third-party software, proprietary software as a services and AI & data analytics services rendered. Disaggregation of revenue by major product lines are as follows:

	Three month periods ended March 31,
	2023	2022
Third-party software	23,603	23,358
Deductions on third-party software	(2,193)	(1,947)
Revenue from Third-party software	21,410	21,411

AI & data analytics services	8,438	8,552
Deductions on AI & data analytics services	(563)	(560)
Revenue from AI & data analytics services	7,875	7,992

Proprietary software as a service (SaaS)	11,144	10,731
Deductions on proprietary software as a service (SaaS)	(750)	(703)
Revenue from proprietary software as a service (SaaS)	10,394	10,028

Other revenue	—	3
Other revenue	—	3
Total revenue	39,679	39,434
b)Contract assets and deferred revenue related to contracts with customers
The Group has recognized the following contract assets and deferred revenue related to contracts with customers:

	Three month periods ended March 31,
	2023	2022
Current contract assets relating to third-party software	86,751	12,991
Total contract assets	86,751	12,991

Contract liabilities relating to SaaS	1,399	1,196
Total contract liabilities	1,399	1,196
c)Disaggregation by geographic location
(i)Segment revenue by region

	Three months period ended March 31,
	2023	2022
Brazil	34,463	31,961
Latin America (other than Brazil)	5,095	7,473
United States of America	121	—
Total	39,679	39,434
For the year ended March 31, 2023, 60%of the revenue is represented by six of our major clients (six clients represents 50% of the Group's revenue the year ended March 31, 2022).
(ii)Segment non-current assets by region
From the total of non-current assets other than financial instruments and deferred tax assets, 100% is in Brazil as of March 31, 2023 (December 31, 2022- 100% at Brazil).

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 14. Costs and expenses by nature
The operating costs and expenses by nature incurred as of March 31, 2023 are as follows:

	Three month periods ended March 31,
	2023	2022
Personnel	36,579	31,257
IT and hosting expenses	6,540	2,863
Outsourced services	4,732	4,305
Traveling	3,465	383
Depreciation and amortization	7,970	3,711
Facilities	5,216	1,728
Expected losses	1,055	333
Accounts receivable write-off	238	355
Cost of third party licenses sold	16,864	19,493
Tax expenses	876	727
Onerous contract reversion (i)	—	(1,174)
Write-off of creditor invoice (ii)	—	(4,300)
Other	2,410	1,580
Total	85,945	83,024

(-) Cost of services provided	5,941	7,233
(-) Cost of sales of goods	16,864	19,493
(-) Sales and marketing expenses	14,252	9,252
(-) General and administrative expenses	36,192	22,305
(-) Research and development	12,696	7,278
(-) Other expenses (iii)	—	17,463
Total	85,945	83,024
(i)    Refers to one onerous contract recognized in May 2021 that was reverted in 2022.
(ii)    In 2022, the Group concluded negotiation with one of its suppliers which resulted in the forgiveness of the amount owed of approximately $800 thousand, corresponding to R$4,300.
(iii)    This represents expense related to the SPAC merger non-capitalized as of March 31,2022.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 15. Financial income and expenses

	Three month periods ended March 31,
	2023	2022
Interest income from financial assets	8,755	1,331
Foreign exchange gains	1,606	2,964
Other financial income	2	—
Total financial revenues	10,363	4,295

Foreign exchange losses	(1,395)	(139)
Losses from fair value of derivative financial instruments	(8,738)	—
Interest on loans	(2,703)	(5,257)
Interest on leases	(62)	(76)
Banking expenses	(44)	(474)
Other financial expenses	(1,519)	(547)
Total financial expenses	(14,461)	(6,493)
		—
Financial result	(4,098)	(2,198)

Note 16. Related parties
Balances and transactions between the Group and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.
There were no reportable transactions between related parties in the Group and members of the key management personnel and their close family members during the three-month period ended on March 31, 2023.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 17. Financial instruments by categories
a)Classification of financial instruments
The classification of financial instruments measured at amortized cost is presented in the following table:

	March 31, 2023			December 31, 2022
	Measured at amortized cost			Measured at amortized cost
	Financial Assets	Receivables and other	Financial Liabilities	Financial Assets	Receivables and other	Financial Liabilities
Assets
Financial investments	231,765	—	—	338,020	—	—
Trade receivables, contract assets and other, net	—	49,058	—	—	43,675	—

Liabilities
Suppliers	—	—	62,091	—	—	74,621
Deferred consideration, contingent liabilities and others	—	—	46,499	—	—	63,915
Lease liabilities	—	—	2,256	—	—	2,433
Loans and borrowings	—	—	70,289	—	—	78,671

Total	231,765	49,058	181,135	338,020	43,675	219,640
Fair value hierarchy
Financial instruments are classified at fair value through profit or loss, when this classification significantly reduces a possible measurement or recognition inconsistency (sometimes referred to as “accounting mismatch”) that would occur due to the measurement of assets or liabilities or the recognition of their gains and losses on different bases. Gains/losses on financial instruments that are measured at fair value through profit or loss are recognized as financial income or expense in the profit or loss for the period.
This section provides details about the judgements and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards. An explanation of each level follows underneath the table

	Fair values as of March 31, 2023
Financial Liabilities	Level 1	Level 2	Level 3

Derivative warrants liabilities	11,287	—	—
Contingent consideration from acquisition of Zetta	—	—	6,748
Hedging instruments	—	4,224	—

	Fair values as of December 31, 2022
Financial Liabilities	Level 1	Level 2	Level 3
Derivative warrants liabilities	2,886	—	—
Contingent consideration from acquisition of Zetta	—	—	3,248
Hedging instruments	—	3,526	—

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
As of March 31, 2023 the total contingent consideration liability is reported at fair value and is dependent on the profitability of the acquired businesses. The total contingent consideration is classified within Level 3 of the fair value hierarchy. The contingent consideration liability represents the maximum amount payable under the purchase and sale agreements discounted using a weighted average rate of 13.75% p.a. Change in the discount rate by 100 bps would increase/decrease the fair value by R$447. The change in the fair value in the contingent consideration between the acquisition date and March 31, 2023 was not material.
There were no transfers between levels 1 and 2 for recurring fair value measurements during the periods presented.
Transfers into and out of fair value hierarchy levels are analyzed at the end of each annual consolidated financial statement. As of March 31, 2023, the Group had no transfers between Level 2 and Level 3.
The Group’s policy is to recognize transfers into and out of fair value hierarchy levels as at the end of the reporting period.
b)Financial risk management
Financial risk factors
The Group's activities expose it to various financial risks: market risk (including foreign exchange risk), credit risk and liquidity risk. The Group's global risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.
Risk management is carried out by the financial board, according to the policies approved by the Board of Directors. The financial board identifies, evaluates and protects the Group against any financial risks. The board provides written principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative and non-derivative financial instruments, and investment of excess liquidity.
c)Capital management
The policy of the Group is to maintain a strong capital base to secure investor, creditor, and market confidence also to sustain future development of the business. Management monitors the return on capital, as well as the dividend yield to ordinary shareholders.
In addition, the Group objectives to manage capital are to safeguard its ability to continue as a going concern to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.
In order to maintain or adjust the capital structure of the Group, management can make, or propose to the shareholders under their approval, adjustments to the amount of dividends paid or return capital to shareholders, to shareholders and issue new shares or sell assets.
The Group monitors capital based on the net cash / net debt.The Group’s strategy is to keep a positive net cash.
Financial covenants
On March 31, 2023, the contracts financial under financial covenants amount is R$ 33,562 (December 31, 2022—R$37,494). The Group has complied with these contract conditions as of March 31, 2023 and December 31, 2022, see note 8.
Eventual failure of the Group to comply with such covenants may be considered as breach of contract and, as a result, considered for early settlement of related obligations.

Semantix, Inc. Notes to Unaudited Interim Condensed Consolidated Financial Statements As of March 31, 2023 (In thousands of Brazilian Reais, unless otherwise stated)
Note 18. Losses per share
Basic losses per share is calculated by dividing profit attributable to Company shareholders by the weighted average number of common shares available during the fiscal year. Diluted losses per share is calculated by adjusting the weighted average number of common shares, presuming the conversion of all the potential diluted common shares.
Since the Group reported a loss for the three months period ended in March 31, 2023 and 2022, the number of shares used to calculate diluted loss per share of common shares attributable to common shareholders is the same as the number of shares used to calculate basic loss per share of common shares attributable to common shareholders for the period presented because the potentially dilutive shares would have been antidilutive if included in the calculation.
The tables below show data of income and shares used in calculating basic and diluted earnings per share attributable to the ordinary equity holders of the Company:

	2023	2022
Loss for the period	(47,624)	(43,824)
Weighted average number of common outstanding shares¹(restated)	79,949	62,000
Basic and diluted losses per share (R$) (restated note 2.7)	(0.60)	(0.71)

1.     Share data have been revised to give effect to the share split as explained in Note 11. Equity